AMERICAN BONANZA GOLD MINING CORP.
(An Exploration Stage Company)

Consolidated Financial Statements
Years ended December 31, 2004 and 2003

Together with Auditors’ Report

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of American Bonanza Gold Mining Corp. as at December 31, 2004 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of American Bonanza Gold Mining Corp. as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The comparative figures as at December 31, 2003 and for the year then ended were reported on by another firm of chartered accountants.

Chartered Accountants

Vancouver, Canada
April 18, 2005

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS (In Canadian Dollars)
December 31	2004	2003
	$	$
ASSETS

CURRENT ASSETS
Cash and cash equivalents	9,467,224	13,406,295
Amounts receivable	55,454	103,231
Prepaid expenses	81,629	33,215
Marketable securities (note 4)	10,200	22,500

	9,614,507	13,565,241

MINERAL PROPERTIES (note 5)	18,826,688	11,406,116

DEFERRED BUSINESS ACQUISITION COSTS (note 10)	216,958	-

OFFICE EQUIPMENT, net	30,510	35,032

	28,688,663	25,006,389

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable and accrued liabilities	863,867	475,557

FUTURE INCOME TAXES (note 9)	328,654	328,654

	1,192,521	804,211

SHAREHOLDERS' EQUITY
Share capital (note 7)	42,501,881	38,208,754
Contributed surplus (notes 2 and 7)	3,328,077	232,542
Cumulative currency translation adjustment	43,031	43,031
Deficit	(18,376,847)	(14,282,149)

	27,496,142	24,202,178

	28,688,663	25,006,389

SUBSEQUENT EVENTS (note 10)

CONTINGENT LIABILITY (note 5(a))

APPROVED ON BEHALF OF THE BOARD,

Signed: Brian P. Kirwin
Director

Signed: Robert T. McKnight
Director

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (In Canadian Dollars)
For the years ended December 31	2004	2003

	$	$

EXPENSES (INCOME)
General and administrative (note 8)	993,938	403,222
Exploration	343,056	304,212
Business development	108,455	93,100
Amortization	12,697	11,931
Foreign exchange	55,112	(56,152)
Write-down of marketable securities	12,300	1,500
Interest income and other	(305,827)	(152,599)

	1,219,731	605,214

LOSS FOR THE YEAR	(1,219,731)	(605,214)

DEFICIT, beginning of year	(14,282,149)	(13,676,935)

CUMULATIVE EFFECT OF CHANGE IN
ACCOUNTING POLICY (notes 2 and 7)	(2,874,967)	-

DEFICIT, end of year	(18,376,847)	(14,282,149)

LOSS PER COMMON SHARE
Basic and diluted	(0.01)	(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES	182,112,227	123,094,986

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS (In Canadian Dollars)
For the years ended December 31	2004	2003

	$	$
OPERATING ACTIVITIES
Loss for the year	(1,219,731)	(605,214)
Items not affecting cash
Amortization	12,697	11,931
Write-down of marketable securities	12,300	1,500
Foreign exchange gain on foreign denominated debt	-	(195,337)

	(1,194,734)	(787,120)
Changes in non-cash operating accounts
Amounts receivable	47,777	(81,998)
Accounts payable and accrued liabilities	388,310	(227,140)
Prepaid expenses	(48,414)	(33,215)

	(807,061)	(1,129,473)
INVESTING ACTIVITIES
Copperstone property	(6,531,368)	(2,030,144)
Other mineral properties	(668,636)	(393,551)
Deferred business acquisition costs	(216,958)	-
Office equipment	(8,175)	(10,052)

	(7,425,137)	(2,433,747)
FINANCING ACTIVITIES
Issue of common shares, net of issue costs	4,293,127	16,878,772
Repayment of long-term debt	-	(1,519,948)
Due to related parties	-	(6,000)

	4,293,127	15,352,824

INCREASE (DECREASE) IN CASH	(3,939,071)	11,789,604

CASH AND CASH EQUIVALENTS,
beginning of year	13,406,295	1,616,691

CASH AND CASH EQUIVALENTS, end of year	9,467,224	13,406,295

SUPPLEMENTARY INFORMATION:

Cash flows include the following elements:
Interest paid	-	36,907

Income taxes paid	-	-

Non-cash financing and investing transactions:
Fair value of consultant options recorded as
deferred exploration costs	220,568	232,542

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2004 and 2003

1.	NATURE OF OPERATIONS

American Bonanza Gold Mining Corp. (the “Corporation”) is an exploration stage mining company engaged in the identification, acquisition, exploration and development of high-grade precious metals properties located in the Great Basin of the American Southwest. The Corporation’s properties contain defined mineral resources but the Corporation has not determined whether these properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production. The amounts capitalized as deferred expenditures and property acquisition costs represent costs to date, and do not necessarily represent present or future values.

2.	CHANGE IN ACCOUNTING POLICIES

(a)
The Corporation has a stock-based compensation plan, which is described in note 7. Prior to January 1, 2004, the Corporation adopted the standard prescribed by the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, applying the settlement method of accounting for employees and directors stock options. Under the settlement method, any consideration paid by employees and directors on the exercise of stock options and purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require corporations to account for employees and directors stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Corporation has retroactively applied the fair value based method to all employees and directors stock options granted on or after January 1, 2002, without restatement. The effect of retroactively adopting the fair value based method, without restatement, is to increase the deficit and contributed surplus by $2,874,967 as at January 1, 2004.

During the year ended December 31, 2004, the Corporation granted stock options to consultants as set out in note 7.

(b)
Effective January 1, 2004, the Corporation was required to adopt CICA Handbook Section 3110 – Asset Retirement Obligations. Under this policy, the present value of future retirement obligations is recorded as a liability when that liability is incurred with a corresponding increase in the carrying value of the related assets. The liability for asset retirement obligations is accreted to the amount ultimately payable over the period to the date it is paid. The adoption of this policy did not have any material effect on the consolidated financial statements.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2004 and 2003

2.	CHANGE IN ACCOUNTING POLICIES (continued)

(c)
Effective January 1, 2004, the Corporation adopted the new CICA Handbook Section 3063 – Impairment of Long-Lived Assets. These recommendations require the Corporation to determine if any impairment loss exists when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is then required, if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of the loss is measured as the amount by which the long-lived assets carrying amount exceeds its fair value. Prior standards required that an impairment loss be measured at the amount by which the long- lived assets carrying amount exceeded its undiscounted cash flows. On adoption, this new standard did not impact the Corporation’s consolidated financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Principles of consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, Bonanza Gold Inc. (a Canadian corporation), which in turn has a wholly-owned subsidiary, Bonanza Explorations Inc. (a United States, Nevada corporation).

All significant inter-company transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the determination of the recoverability of mineral property deferral costs.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest bearing securities.

Marketable securities

Marketable securities are carried at the lower of cost and market value.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2004 and 2003

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral properties and deferred exploration costs

Costs related to mineral activities, which include the investigation, exploration, and development of mining properties, are capitalized on a property-by-property basis until such time as the Corporation determines that economically recoverable reserves are established or the property is evaluated as non-productive or uneconomical. In those cases where exploration activities are conducted jointly with others, only the

Corporation's proportionate interest in the related mineral projects is included in the financial statements.

Costs relating to non-productive or uneconomical properties are charged to earnings and written down to their net recoverable amounts. The recovery of the carrying amount of mineral properties is dependent upon the future commercial success of related properties or from proceeds of disposition. The amounts shown for mineral properties represent costs incurred to date and are not intended to reflect present or future values.

Deferred business acquisition costs

The Company defers the cost of proposed business acquisitions if such acquisitions are considered more than likely to be completed.

Office equipment

Office equipment, consisting of office and computer equipment, are recorded at cost and are amortized on a straight-line basis over five years.

Foreign currency translation

The reporting and functional currency of the Corporation is the Canadian dollar. The functional currency of its Canadian subsidiary is also the Canadian dollar.

As the Corporation’s foreign subsidiary has been dependent on funding from its parent, the Corporation, in 2002, redefined the operations of its foreign subsidiary from self-sustaining to integrated. As a result the temporal method of translating the accounts of the foreign subsidiary has been adopted in place of the current rate method.

Under this method, monetary assets and liabilities are translated to Canadian dollars at the prevailing year end exchange rate. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expense items are translated at the average rate of exchange for the year. Translation gains and losses are included in the statement of operations and deficit.

Financial instruments

For certain of the Corporation’s financial instruments, including cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short-term to maturity.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2004 and 2003

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Corporation accounts for income taxes under the asset and liability method. Under this method, temporary differences arising from the difference between the tax basis of an asset and a liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are measured using tax rates anticipated to be in effect in the periods that the temporary differences are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change occurs.

Share issuance costs

Costs incurred in connection with share issuances are accounted for as a reduction to share capital.

Loss per share

Basic loss per share is calculated by dividing net loss available to the shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated to reflect the dilutive effect of exercising outstanding stock options and warrants by application of the treasury stock method. Outstanding stock options and share purchase warrants that would potentially dilute basic loss per share have not been included in the computation of diluted loss per share because to do so would be anti- dilutive.

Segmented information

The Corporation conducts its business in a single operating segment being the investment in exploration and development of mineral properties. All mineral properties are located in the United States.

Comparative figures

Certain comparative figures have been reclassified where applicable to conform with the presentation adopted in the current year.

4.	MARKETABLE SECURITIES

As at December 31, the Corporation held the following marketable securities:

	Number of	December 31,	December 31,
	Shares	2004	2003
		$	$
Northern Canadian Minerals Inc.	60,000	10,200	22,500

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2004 and 2003

4.	MARKETABLE SECURITIES (continued)

Pursuant to the terms of the Option Agreement entered into with Northern Canadian Minerals Inc. (formerly “American Nevada Gold Corp.”) (note 5) the Corporation received 60,000 common shares and other consideration for entering into this Agreement. The quoted market value of these securities was $10,200 at December 31, 2004 and $22,500 at December 31, 2003.

5.	MINERAL PROPERTIES

Project	2004	2003
	$	$

Copperstone (a)	16,064,009	9,312,073
Pamlico (b)	1,732,170	1,595,078
Gold Bar (b)	857,445	477,407
Other (c)	173,064	21,558

	18,826,688	11,406,116

Schedule of mineral property expenditures during 2004:

					Total	Total
	Copperstone	Pamlico	Gold Bar	Other	2004	2003
	$	$	$	$	$	$
Balance, beginning of year	9,312,073	1,595,078	477,407	21,558	11,406,116	8,749,879

Additions during the year
Decline, drilling and
underground support	4,309,183	-	-	-	4,309,183	1,387,361
Geological consulting and related	1,007,425	2,889	-	-	1,010,314	354,694
Consulting – fair value of options	220,568	-	-	-	220,568	232,542
Drilling, net of joint venturer’s costs	-	-	306,809	-	306,809	141,211
Assaying	540,519	-	-	-	540,519	107,239
Geophysics	77,552	-	45,577	-	123,129	-
Advance royalty payment	40,740	-	-	-	40,740	40,551
BLM land payments	87,587	14,453	27,652	-	129,692	94,362
Property acquisition & related	-	-	-	151,506	151,506
Property payment	-	119,750	-	-	119,750	197,385
Computer & related	10,701	-	-	-	10,701	78,618
Capitalized interest	-	-	-	-	-	36,907
Site maintenance & camp
Utilities and power	82,934	-	-	-	82,934	56,527
Property caretakers	82,111	-	-	-	82,111	43,767
Equipment & truck rental	203,298	-	-	-	203,298	32,593
Telephone	9,735	-	-	-	9,735	11,573
Maintenance, Supplies, Other	79,583	-	-	-	79,583	34,613
Debt forgiveness & exchange
gain on acquisition payables	-	-	-	-	-	(193,706)
	6,751,936	137,092	380,038	151,506	7,420,572	2,656,237
Balance, end of year	16,064,009	1,732,170	857,445	173,064	18,826,688	11,406,116

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2004 and 2003

5.	MINERAL PROPERTIES (continued)

	(a)	Copperstone

The Corporation is currently engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Corporation holds a 100 per cent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease is for a 10 year term starting June 12, 1995, renewable by the Corporation for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 per cent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to 6 per cent as price of gold increases to over US$551 per ounce), with a minimum advance royalty per year of US$30,000.

In August 1998, the Corporation entered into an agreement (the “Arctic Joint Venture”) with Arctic Precious Metals Inc. (“Arctic”), a subsidiary of Royal Oak Mines Inc., to explore and develop the Copperstone gold property. Pursuant to the Arctic Joint Venture, the Corporation acquired a 25 percent interest in the Copperstone Project for a cash payment of US$500,000 with an option to increase its interest in the property to 80 percent by incurring US$4,000,000 of exploration expenditures and other payments. Additionally the Corporation has agreed to make a US$30,000 annual advance royalty payment to the property owner.

In November 1999, the Corporation entered into a purchase and sale agreement with Arctic whereby the Corporation agreed to purchase for US$1,000,000 all of Arctic’s rights, title and interest in the Copperstone Project owned by Arctic who was undergoing U.S. Bankruptcy Code Chapter 11 financial restructuring.

During 2002, court approval was received in Arctic’s U.S. bankruptcy proceedings and on March 4, 2002 the Corporation completed the acquisition of the remaining 75 percent not already owned in the Copperstone property at a cost of US$1,000,000, having received the necessary approvals from the U.S. Bankruptcy Court. Funding for this acquisition was by way of a loan of US$1,100,000 from Brascan Financial Corporation (“Brascan”) (note 6).

In June 2000, the Corporation entered into an agreement (the Copperstone D-Zone Joint Venture) with Centennial Development Corporation (“CDC”) for the underground exploration and extraction of mineralized materials from the D-Zone of up to 50,000 tons of mineralized material from the Copperstone property. Pursuant to the Copperstone D-Zone Joint Venture, as amended, the Corporation assumed a 55 percent interest in the Copperstone D-Zone Joint Venture for a cash payment of US$375,000 with an option to increase its interest in the property as follows:

	(a)	additional 5 percent interest if the Corporation provides all funding necessary to complete Phase One as documented in the agreement; and,

	(b)	further 15 percent interest for a cash payment of US$500,000.

During 2001, Phase One was completed and the Corporation earned the additional 5 percent interest in the Copperstone D-Zone Joint Venture for a total earned interest of 60 percent.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2004 and 2003

5.	MINERAL PROPERTIES (continued)

	(a)	Copperstone (continued)

On February 14, 2002, the Corporation entered into an agreement with CDC whereby it would acquire the remaining 40 percent interest of the D-Zone Joint Venture not already owned for the following consideration:

(a)
assumption of a total of US$325,000 of Copperstone related liabilities and if these liabilities exceed the estimated amount then the additional amounts will be paid equally by CDC and the Corporation. These liabilities were previously recorded by the Corporation as at December 31, 2000 and as at December 31, 2003 all of these liabilities have either been paid or settled;

(b)
assumption of an estimated CDC payroll tax liability of up to US$180,000 that may arise. If these liabilities exceed the estimated amount, then the additional amounts will be paid equally by CDC and the Corporation;

	(c)	US$345,000 payable to CDC and or its principal on or before July 31, 2002;

	(d)	A net smelter royalty of three percent paid to CDC from the first 50,000 tons of mineralized material extracted from the D-Zone, subsequent to repayment of the Brascan loan agreement (note 6); and,

	(e)	US$70,000 from initial proceeds from extraction of mineralized materials from the D-Zone, following repayment of the Brascan loan agreement (note 6).

During 2002, the Corporation paid US$345,000 to CDC in accordance with the above agreement and recorded a further US$180,000 in accounts payable to reflect the estimated CDC payroll tax liability that may arise.

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain pre-determined performance criteria the Mining Contractor can earn up to a 5 percent net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material that may be completed.

All required payments were made with respect to the Copperstone project during 2004 and the claims held are in good standing until August 2005.

	(b)	Pamlico and Gold Bar

Through the acquisition in 2000 of Bonanza Gold Inc. and its wholly-owned subsidiary, Bonanza Explorations Inc., the Corporation purchased, or controlled by option, a number of exploration projects in the State of Nevada, U.S.A. The primary projects consisted of the Pamlico, Gold Bar, Golden Arrow, Gilbert and Snowstorm properties. During 2001, the Corporation returned the Golden Arrow project to the property vendor and released the Gilbert, Snowstorm and other mineral claims.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2004 and 2003

5.	MINERAL PROPERTIES (continued)

(b) Pamlico and Gold Bar (continued)

The Pamlico and Gold Bar projects currently comprise 133 patented and unpatented mining claims covering approximately 10 square kilometers which are prospective for gold. An annual cash filing of US$110 per unpatented claim is required to be paid to the Bureau of Land Management and the local counties. Annual taxes on patented claims are payable to the local authorities. All required payments were made with respect to the Pamlico and Gold Bar projects during 2004 and the claims held are in good standing until August 2005.

The Pamlico property is located in Mineral County, 15 kilometers from Hawthorne, Nevada. The Pamlico property was subject to a cash payment of US$25,000 due November 2001 which was deferred and paid in 2002. In 2002, a further cash payment of US$150,000 was made. On November 13, 2003 the Corporation made a cash payment of US$150,000 and deferred the final remaining cash payment of US$525,000 until November 2004. On November 10, 2004, the Corporation made a cash payment of US$100,000 and deferred the final remaining cash payment of US$425,000 until November 2005. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.

The Gold Bar property is located in Eureka County, 50 kilometers northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

On September 27, 2002 the Corporation entered into an Option Agreement with Northern Canadian Minerals Inc. (“Northern Canadian”). Under the terms of the Option Agreement, Northern Canadian was granted an option to earn a 50 percent interest in both the Pamlico and Gold Bar properties by way of providing cash and securities with a value of $131,500 and funding exploration expenditures over a three year period totaling $3,600,000. Joint venture funding of approximately $540,000 has been received or accrued as at December 31, 2004 (December 31, 2003 - $525,000). On September 9, 2003 Northern Canadian elected not to proceed with Year 2 and 3 of this option agreement and retained a 5 percent interest in both the Pamlico and Gold Bar properties subject to standard dilution provisions.

(c) Other

The Oatman property is located in Mohave County in Northwest Arizona and covers 600 hectares acquired through the staking of 67 unpatented mining claims in November, 2003.

The Belmont property is located in the Belmont Mining District of Nevada in Nye County, about 40 miles north of Tonopah, in the Walker Lane Mineral Belt. The Corporation acquired the property covering 200 hectares through the staking of 23 unpatented mining claims in February 2004.

The Hassayampa property is located in Yavapai County, central Arizona. The Corporation acquired the property covering 600 hectares through the staking of 73 unpatented mining claims in February, 2004. The Hassayampa project lies within the Black Rock Mining District.

The Vulture Property is located in Maricopa County, central Arizona. The Corporation acquired the property covering 500 hectares through the staking of 61 claims in July, 2004.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2004 and 2003

6.	LONG-TERM DEBT

In connection with the acquisition of the remaining 75 percent interest in the Copperstone project not already owned (note 5), the Corporation received a loan of US$1,100,000 from Brascan Financial Corporation (“Brascan”), fully secured against the assets of the Corporation (the “Brascan Loan”) with interest accruing at the U.S. Base Rate and to be paid monthly.

The Corporation granted Brascan a non-transferable warrant to purchase up to 1,500,000 common shares of the Corporation at $0.13 per share until March 4, 2004 which was exercised in 2004 (note 7).

Under the terms of the agreement with Brascan, the Brascan Loan was repayable in two equal installments of US$550,000 on March 4, 2003 and March 4, 2004. In addition, the Corporation agreed to cause all net proceeds of any issuance of securities of the Corporation in excess of the aggregate sum of US$1,000,000 received by the Corporation at any time during which the loan is outstanding, to be immediately paid to Brascan in accordance with the following formula:

	(a)	10% of cumulative proceeds greater than US$1,000,000 but less than US$2,000,000;

	(b)	20% of cumulative proceeds equal to or greater than US$2,000,000 but less than US$4,000,000; and

	(c)	30% of cumulative proceeds equal to or greater than US$4,000,000 but less than US$6,000,000.

As a result of the Corporation’s public offering completed on June 10, 2002 the Corporation paid Brascan US$12,800 on July 2, 2002 as a partial principal repayment of the loan outstanding. On March 4, 2003, the Corporation repaid US$537,200 to satisfy its repayment obligation in 2003. On October 29, 2003, the Corporation paid out its remaining loan facility with Brascan with a final payment of US$550,000 on the basis of the preferential repayment terms resulting from the Corporation’s private placement and public offering completed on October 23, 2003 (note 7).

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2004 and 2003

7.	SHARE CAPITAL

Authorized

The authorized share capital of the Corporation consists of 400,000,000 (2003 - 400,000,000) Class "A" common voting shares without par value, and 100,000,000 Class "B" preferred shares without par value, issuable in series.

	Number of
	Common
Issued – Class A Common	Shares	Amount
		$
Balance, December 31, 2002	93,266,394	21,329,982

Shares issued for:
Private placements	50,438,311	13,025,000
Corporate finance fee on private placements	1,425,000	-
Public offering	7,142,858	2,000,000
Corporate finance fee on public offering	220,000	-
Warrant exercise	14,316,171	2,991,744
Stock option exercise	600,000	94,500
Share issue costs	-	(1,232,472)

Balance, December 31, 2003	167,408,734	38,208,754

Shares issued for:
Warrant exercise	20,875,616	4,293,127

Balance, December 31, 2004	188,284,350	42,501,881

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2004 and 2003

7.	SHARE CAPITAL (continued)

On January 31, 2003 the Corporation completed a brokered private placement of 18,295,454 units at a price of $0.22 per unit totaling $4,025,000. Each unit was comprised of one common share and one half of a non- transferable common share purchase warrant. Each whole non-transferable common share purchase warrant entitled the holder to acquire one additional common share for a period of one year until January 31, 2004 at a price of $0.28. All of these warrants were exercised during 2004.

Canaccord, as agent for this offering, was paid an agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 1,829,545 representing 10 percent of the number of units sold, exercisable under the same terms as the private placement, and a corporate finance fee payable through the issuance of 450,000 units. Each unit is comprised of one common share and one non-transferable warrant exercisable under the same terms as the private placement.

On October 23, 2003, the Corporation completed a public offering of 7,142,858 units at a price of $0.28 per unit totaling $2,000,000. Each unit is comprised of one common share and one-half of a non-transferable common share purchase warrant. Each whole non-transferable common share purchase warrant will entitle the holder to acquire one additional common share for a period of two years until October 23, 2005 at a price of $0.35.

Canaccord as agent for this offering was paid an agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 714,286 representing 10 percent of the number of units sold, exercisable under the same terms as the public offering, and a corporate finance fee payable through the issuance of 220,000 units. Each unit is comprised of one common share and one non-transferable common share purchase warrant exercisable under the same terms as the public offering.

Additionally on October 23, 2003, the Corporation also completed a brokered private placement of 32,142,857 units at a price of $0.28 per unit totaling $9,000,000. Each unit is comprised of one common share and one-half of a transferable common share purchase warrant. Each whole transferable common share purchase warrant entitles the holder to acquire one additional common share for a period of three years until October 23, 2006 at a price of $0.35.

Canaccord as agent for this offering was paid an agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 3,214,286 representing 10 percent of the number of units sold and a corporate finance fee payable through the issuance of 975,000 units. Each unit is comprised of one common share and one transferable common share purchase warrant exercisable under the same terms as the private placement.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2004 and 2003

7.	SHARE CAPITAL (continued)

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan (the “Plan”) approved by the shareholders on June 11, 2004. The Plan has been structured to comply with the rules of the TSX Venture Exchange. The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date – including options granted prior to the adoption of the Plan. Options may not be granted for a term exceeding 5 years, and the term will be reduced if the Optionee dies to a term of one year following the date of death, and if the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately terminate. All options vest when granted unless otherwise specified by the Board of Directors.

As at December 31, 2004, the Corporation has granted stock options to acquire an aggregate of 16,510,000 common shares to directors, officers, employees and consultants exercisable at between $0.10 and $0.42 per share exercisable at varying times up until May 17, 2009 as follows:

		Weighted
	Number	average
	of options	exercise price

Balance, December 31, 2002	9,010,000	$0.15
Granted	7,850,000	$0.40
Exercised	(600,000)	$0.16
Cancelled	(1,100,000)	$0.15

Balance, December 31, 2003	15,160,000	$0.28
Granted	1,550,000	$0.30
Cancelled	(200,000)	$0.30

Balance, December 31, 2004	16,510,000	$0.28

The following table summarizes stock options outstanding and exercisable at December 31, 2004:

Number of
Options	Exercise Price	Expiry Date

1,600,000	$0.15	December 22, 2005
2,210,000	$0.10	March 4, 2007
3,500,000	$0.17	December 6, 2007
1,250,000	$0.31	February 24, 2008
250,000	$0.29	May 9, 2008
6,350,000	$0.42	October 27, 2008
1,350,000	$0.30	May 17, 2009

16,510,000

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2004 and 2003

7.	SHARE CAPITAL (continued)

During the year ended December 31, 2004, under the fair value based method, $220,568 (December 31, 2003 - $232,542) in compensation expense was recorded for options granted to consultants and charged to the Copperstone gold property. In addition, the effect of retroactively adopting the fair value based method for options granted to directors, officers and employees is to increase the opening deficit and contributed surplus by $2,874,967 as at January 1, 2004 as described in note 2.

The fair value of stock options used to calculate compensation expense has been estimated using the Black- Scholes option pricing model using the following weighted average assumptions:

	December 31,
	2004	2003

Risk free interest rate	2.5%	2.5%
Expected dividend yield	0%	0%
Stock price volatility	90%	165%
Expected life of options	3 years	3 years

The weighted average fair value of options granted to consultants during the year ended December 31, 2004 is $0.14 (December 31, 2003 - $0.34) .

Contributed Surplus

The effect of retroactively adopting the fair value based method, without restatement, is to increase contributed surplus by $2,874,967 as at January 1, 2004:

2004
$

Balance, December 31, 2003	232,542
Adjustment to reflect change in accounting for stock options (note 2)	2,874,967
Stock-based compensation	220,568

Balance, December 31, 2004	3,328,077

During the year ended December 31, 2003 no compensation costs were recorded in the statements of operation and deficit for options granted to employees and directors. Had compensation costs been determined for employees and directors awards granted after December 31, 2001 using the fair value based method at their respective grant dates, the Corporation’s loss for the year ended December 31, 2003 would have increased by $2,431,000 to $3,036,214 or $0.02 per share.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2004 and 2003

7.	SHARE CAPITAL (continued)

Warrants

The Corporation has granted common share purchase warrants (“warrants”) to acquire an aggregate of 30,421,664 common shares as follows:

		Weighted
	Number	average
	of warrants	exercise price

Balance, December 31, 2002	30,755,621	$0.27
Granted	36,193,700	$0.33
Exercised	(14,316,011)	$0.21

Balance, December 31, 2003	52,633,310	$0.27
Exercised	(20,875,616)	$0.21
Expired	(1,336,030)	$0.17

Balance, December 31, 2004	30,421,664	$0.31

The following table summarizes warrants outstanding and exercisable at December 31, 2004:

Number of	Exercise
warrants	Price	Expiry Date
6,393,333	$0.17	October 18, 2005
3,828,867	$0.35	October 23, 2005
20,199,464	$0.35	October 23, 2006
30,421,664

The weighted average exercise price of these warrants is $0.31 per share. On October 1, 2004 6,393,333 warrants with an exercise price of $0.17 with an expiry date of October 17, 2004 were extended to October 18, 2005.

Shares held in escrow

At December 31, 2002, 9,000,000 common shares of the 20,000,000 common shares of the Corporation issued to acquire Bonanza Gold Inc. remained in escrow. The escrow shares are released over time, but will be released earlier if the Corporation meets Tier 1 issuer status. On March 14, 2003, the Corporation qualified and met the requirements for a TIER 1 issuer on the TSX Venture Exchange and as a result of the change in classification all remaining common shares held in escrow were released.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2004 and 2003

8.	GENERAL AND ADMINISTRATIVE EXPENSES

	2004	2003
	$	$

Management fees, consulting and salaries	443,700	190,909
Office and administration	32,215	34,305
Legal and accounting	102,276	10,968
Insurance	41,580	45,320
Public company expenses	343,100	121,720
Capital taxes	31,067	-
	993,938	403,222

9.	INCOME TAXES

Substantially all of the difference between the actual income tax expense (recovery) of nil and the expected statutory corporate income tax recovery relates to the benefit of losses not recognized.

The Corporation has Canadian tax loss carry forwards of approximately $4.1 million and $0.9 million of non-capital and capital losses, respectively. The non-capital losses can offset future income for tax purposes which expire between 2005 and 2011. The capital losses can be utilized solely for offsetting capital gains and are available indefinitely. In addition, the Corporation has approximately $21.8 million of resource pools, which can be utilized to be deducted against future resource profits.

Significant components of the Corporation's future income tax assets and liabilities are as follows:

	2004	2003
	$	$
Future income tax assets:
Tax loss carry forwards	2,036,000	1,840,000
Book and tax base differences on resource properties	2,604,000	2,800,000
Share Issue costs	318,000	425,000
Book and tax base differences on office equipment	31,000	33,000
	4,989,000	5,098,000

Valuation allowance	(4,989,000)	(5,098,000)

Future income tax assets	-	-

Future tax liabilities:
Mineral properties	(328,654)	(328,654)

Net future income tax liabilities	(328,654)	(328,654

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2004 and 2003

10.	SUBSEQUENT EVENTS

Subsequent to December 31, 2004, the following events occurred: Plan of Arrangement:

Pursuant to the terms of an Arrangement Agreement dated December 21, 2004 and amended February 21, 2005 between the Corporation, its subsidiary American Bonanza Gold Corp. (“New Bonanza”), International Taurus Resources Inc. (“Taurus”), Fairstar Explorations Inc. (“Fairstar”) and 0710882 B.C. Ltd., the following material transactions were approved and closed on March 30, 2005.

	(i)	Part A:

The Corporation, New Bonanza and Taurus combined by way of a plan of arrangement (the “Arrangement”) whereby, first, each common share, option and warrant of the Corporation outstanding at completion of the Arrangement was exchanged for 0.25 common shares, options and warrants, respectively, of New Bonanza and, second, each Taurus common share, option and warrant, was exchanged for 0.20 common shares, options and warrants, respectively of New Bonanza. The expiry dates of options and warrants remained unchanged and the exercise prices were increased consistent with the above exchange ratios. Following the above transactions, the former shareholders of the Corporation and Taurus held approximately 69.4% and 30.6% of the common shares of New Bonanza. Accordingly, the Corporation was the acquirer of Taurus’ assets and liabilities for accounting purposes. The exchange transaction between the Company and New Bonanza was a common control transaction which is accounted for at the Company’s historical cost by the continuity of interests method. Accordingly, the consolidated financial statements of New Bonanza will retroactively reflect the results of operations of the Company consolidated with those of Taurus from the date of acquisition. For legal purposes, the Corporation and Taurus became wholly owned subsidiaries of New Bonanza.

	(ii)	Part B:

Fairstar transferred its 38% interest in the Fenelon gold project and its interests in the Casa Berardi gold projects in Quebec to its wholly-owned newly incorporated shell subsidiary company, 0710882 B.C. Ltd. New Bonanza acquired all outstanding shares of 0710882 B.C. Ltd. in exchange for 6,500,000 common shares of New Bonanza and $300,000 cash paid directly to certain creditors of Fairstar. This transaction will be accounted for as an asset acquisition by the Company.

	(iii)	Combined:

After the transactions under Part A and Part B, the former shareholders of the Corporation, Taurus and Fairstar held approximately 63.3%, 27.9% and 8.8%, respectively, of the Corporation’s common shares. The total number of issued and outstanding common shares of New Bonanza after the transaction is 74,330,925.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2004 and 2003

10.	SUBSEQUENT EVENTS (continued)

	(iii)	Combined (continued):

Each of the transactions under Part (A) and Part (B) above will be accounted for using the purchase method. The cost of the purchase of Taurus and 0710882 B.C. Ltd. is to be allocated to the assets and liabilities of these companies as at March 30, 2005, on the basis of their fair values. The preliminary allocation of the cost to purchase based upon management’s valuation process are as follows:

	Taurus (A)	Fairstar (B)
	$	$

Net assets acquired:
Current assets	1,069,068	-
Mineral properties	21,769,623	7,268,000
Reclamation bonds	22,000	-
	22,860,691	7,268,000

Liabilities assumed:
Current liabilities	(715,708)	-
Non-current liabilities	(1,402,983)	-
Future income tax liabilities	(1,778,000)	(1,508,000)
	(3,896,691)	(1,508,000)

	18,964,000	5,760,000

Consideration given:
Option and warrant consideration	592,000	-
Share consideration	17,438,000	5,460,000
Cash and costs of acquisition	934,000	300,000

Total consideration	18,964,000	5,760,000

The excess purchase price over the net book value of net assets acquired has been allocated to mineral properties and includes the effect of recording future income tax liabilities on the temporary differences arising on the transactions.

The Company will undertake tax planning initiatives which will result in the reduction in the Company’s future income tax valuation allowance and this amount has been included in the above purchase price allocation.

The estimated fair values of net assets acquired are preliminary and may vary upon the completion of additional valuation procedures.

Incremental costs related to this acquisition incurred prior to December 31, 2004 have been deferred on the consolidated balance sheet and total $216,958.